As filed with the Securities and Exchange Commission on July 1, 2024
Securities Act File No. 333-260095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.      ☐
Post-Effective Amendment No. 4 ☒

BLUE OWL TECHNOLOGY INCOME CORP.
(Exact name of registrant as specified in charter)

399 Park Avenue
New York, NY 10022
(212) 419-3000
(Address and telephone number, including area code, of principal executive offices)

Bryan Cole
Chief Operating Officer and Chief Financial Officer
399 Park Avenue
New York, NY 10022
(Name and address of agent for service)

COPIES TO:
Cynthia M. Krus, Esq.
Kristin H. Burns, Esq.
Dwaune L. Dupree, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20004
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of commencement of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.
☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒   Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐   when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐   This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                    .
☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                    .
☒   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-260095.
Check each box that appropriately characterizes the Registrant:
☐   Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒  Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐   If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐  New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-260095) of Blue Owl Technology Income Corp. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.
PART C
Other Information
Item 25.    Financial Statements and Exhibits
(1)Financial Statements
The following financial statements of Blue Owl Technology Income Corp. are included in Part A of this Registration Statement.
FINANCIAL STATEMENTS:
AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (KPMG, New York, New York, PCAOB ID 185)	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2023 and 2022	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2023 and 2022	F-4
Consolidated Schedule of Investments as of December 31, 2023 and 2022	F-5
Consolidated Statements of Changes in Net Assets for the Years Ended December 31, 2023 and 2022 and the period from June 22, 2021 (inception) to December 31, 2021	F-29
Consolidated Statement of Cash Flows for the Years ended December 31, 2023 and 2022 and the period from June 22, 2021 (inception) to December 31, 2021	F-30
Notes to Consolidated Financial Statements	F-32
(2)Exhibits

(a)(1)
Articles of Amendment and Restatement, dated February 23, 2021, as amended through June 22, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 10, 2023).

(a)(2)	Third Articles of Amendment and Restatement, dated June 24, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2024).

(b)(1)	Third Amended and Restated Bylaws, dated November 6, 2023 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 9, 2023).

(d)	Form of Subscription Agreement (incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(e)	Form of Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to the Company’s Registration Statement on Form N-2, filed on February 9, 2022).

(g)(1)	Investment Advisory Agreement by and between the Company and ORTA (incorporated by reference to Exhibit (g)(1) to the Company’s Registration Statement on Form N-2, filed on October 6, 2021).

(g)(2)
Investment Advisory Agreement by and between the Company and ORTA II (incorporated by reference to Exhibit (g)(2) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2, filed on January  7, 2022).

(h)	Dealer Manager Agreement (incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2, filed on January 7, 2022).

(j)	Form of Custodian Agreement (incorporated by reference to Exhibit (j) to the Company’s Registration Statement on Form N-2, filed on October 6, 2021).
(k)(1)
Administration Agreement by and between the Company and ORTA II (incorporated by reference to Exhibit (k)(10) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2, filed on January 7, 2022).

(k)(2)	License Agreement (incorporated by reference to Exhibit (k)(2) to the Company’s Registration Statement on Form N-2, filed on October 6, 2021).

(k)(3)	Escrow Agreement (incorporated by reference to Exhibit (k)(3) to the Company’s Registration Statement on Form N-2, filed on February 9, 2022).

(k)(4)
Form of Expense Support and Conditional Reimbursement Agreement by and among the Registrant and ORTA (incorporated by reference to Exhibit (k)(4) to the Company’s Registration Statement on Form N-2, filed on October 6, 2021).

(k)(5)	Expense Deferral Agreement, dated March 23, 2022, between the Company and ORTA II (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K, filed on March 25, 2022).

(k)(6)
Senior Secured Credit Agreement, dated as of May 2, 2022, between Owl Rock Technology Income Corp., the Lenders and Issuing Banks party thereto and Sumitomo Mitsui Banking Corporation as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 4, 2022).

(k)(7)
Secured Credit Facility, dated as of April 27, 2022, among Tech Income Funding I LLC, as Borrower, the Lenders from time to time parties thereto, Goldman Sachs Bank USA as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company as Collateral Administrator and Collateral Agent and Alter Domus (US) LLC as Collateral Custodian (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2022).

(k)(8)
Sale and Contribution Agreement between Owl Rock Technology Income Corp., as Seller, and Tech Income Funding I LLC, as Purchaser, dated as of May 6, 2022 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2022).

(k)(9)
Credit Agreement, dated as of April 27, 2022, by and among Tech Income Funding I LLC, as Borrower, the lenders from time to time parties thereto, Goldman Sachs Bank USA as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company as Collateral Administrator and Collateral Agent and Alter Domus (US) LLC as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 11, 2022).

(k)(10)
Amendment No. 1 to the Expense Deferral Agreement, dated May 9, 2023, between the Company and Owl Rock Technology Advisors II LLC (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K, filed on March 6, 2024).

(k)(11)
Credit and Security Agreement, dated as of May 31, 2023, among Tech Income Funding II LLC, as Borrower, Owl Rock Technology Income Corp., as Collateral Manager and Equityholder, Citibank, N.A., as Administrative Agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 5, 2023).

(k)(12)
Sale and Contribution Agreement, dated as of May 31, 2023 between Owl Rock Technology Income Corp., as Seller, and Tech Income Funding II LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on June 5, 2023).

(k)(13)
License Agreement, dated as of July 6, 2023, between Blue Owl Technology Income Corp. and Blue Owl Capital Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 6, 2023).

(k)(14)
Master Note Purchase Agreement, dated July 6, 2023, between Blue Owl Technology Income Corp. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 7, 2023).

(k)(15)
Amendment No. 1 to the Credit and Margining Agreement, dated as of July 31, 2023 by and among Tech Income Funding I LLC, as Borrower, the Lenders referred to therein, Goldman Sachs Bank USA as Sole Lead Arranger, Syndication Agent and Administrative Agent, State Street Bank and Trust Company as Collateral Administrator and Collateral Agent and Alter Domus (US) LLC as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 3, 2023).

(k)(16)
First Amendment to Senior Secured Credit Agreement, dated as of October 23, 2023, between Blue Owl Technology Income Corp., the Lenders and Issuing Banks party thereto and Sumitomo Mitsui Banking Corporation as Administrative Agent (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K, filed on March 6, 2024).

(k)(17)
Master Note Purchase Agreement, dated December 6, 2023, between Blue Owl Technology Income Corp. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 12, 2023).

(k)(18)	Amended and Restated Multi-Class Plan (incorporated by reference to Exhibit (k)(25) the Company’s Registration Statement on Form N-2, filed on December 15, 2023).

(k)(19)
Note Purchase Agreement, dated December 20, 2023, between Blue Owl Technology Income Corp. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 22, 2023).

(k)(20)
Credit Agreement, dated January 9, 2024, among Tech Income Funding III LLC, as Borrower, the Lenders parties thereto, Société Générale, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, and Alter Domus (US) LLC, as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 12, 2024).

(k)(21)
Sale and Contribution Agreement, dated as of January 9, 2024, between Blue Owl Technology Income Corp., as Seller and Tech Income Funding III LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 12, 2024).

(k)(22)	Amended and Restated Distribution Reinvestment Plan, effective as of May 6, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 8-K, filed on May 9, 2024).

(k)(23)
Indenture and Security Agreement, dated as of May 22, 2024 by and between Athena CLO III, LLC, as Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 24, 2024).

(k)(24)
Loan Sale Agreement, dated as of May 22, 2024, between Blue Owl Technology Income Corp., as Seller and Athena CLO III, LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 24, 2024).

(k)(25)
Loan Sale Agreement, dated as of May 22, 2024, between Tech Income Funding I LLC, as Seller and Athena CLO III, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on May 24, 2024).

(k)(26)
Collateral Management Agreement, dated as of May 22, 2024, between Athena CLO III, LLC and Blue Owl Technology Credit Advisors II LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on May 24, 2024).

(l)	Opinion of Eversheds Sutherland (US) LLP (incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2, filed on January 7, 2022).

(n)(1)
Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(n)(2)
Report of Independent Registered Accounting Firm on Supplemental Information (incorporated by reference to Exhibit (n)(2) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(n)(3)	Power of Attorney, dated October 6, 2021 (incorporated by reference to Exhibit (n)(3) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(n)(4)	Power of Attorney, dated January 7, 2022 (incorporated by reference to Exhibit (n)(4) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(n)(5)	Power of Attorney, dated January 13, 2023 (incorporated by reference to Exhibit (n)(5) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

(r)	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Annual Report on Form 10-K, filed March 6, 2024).

(s)	Calculation of Filing Fee Tables (incorporated by reference to Exhibit (s) to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2, filed on April 18, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

(104)	Cover Page Interactive Data (embedded within the Inline XBRL document).
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$463,500
FINRA filing fee	$225,500
Legal	$1,090,000
Printing	$140,000
Accounting	$—
Blue Sky Expenses	$590,000
Advertising and Sales	$—
Literature	$—
Due Diligence	$50,000
Transfer Agent and Escrow Agent	$93,172
Total	$2,652,172
Item 28. Persons Controlled By Or Under Common Control
Immediately prior to this offering, Blue Owl Technology Credit Advisors LLC, an affiliate of our Adviser, a Delaware limited liability company, will own 100% of the outstanding common stock of the Registrant. Following the completion of this offering, Blue Owl Technology Credit Advisors LLC’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common stock.

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

ORTIC BC 1 LLC (Delaware)	100%
ORTIC BC 2 LLC (Delaware)	100%
ORTIC BC 3 LLC (Delaware)	100%
ORTIC BC 4 LLC (Delaware)	100%
Tech Income Funding I LLC (Delaware)	100%
OR Tech Lending IC LLC (Delaware)	100%
Tech Income Funding II LLC (Delaware)	100%
Tech Income Funding III LLC (Delaware)	100%
Athena CLO III LLC (Delaware)	100%
See “Management of the Company,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Shareholders” in the Prospectus contained herein.
Item 29. Number of Holders Of Securities
The following table sets forth the number of record holders of the Registrant’s common stock at March 29, 2024.

Title of Class	Number of Record Holders
Class S Shares	2,409
Class D Shares	57
Class I Shares	667
Item 30. Indemnification
The information contained under the heading “Description of our Capital Stock” is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.
Item 31. Business and Other Connections of Adviser
A description of any other business, profession, vocation or employment of a substantial nature in which Blue Owl Technology Credit Advisors II LLC, and each managing director, director or executive officer of Blue Owl

Technology Credit Advisors II LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Business — Our Adviser.” Additional information regarding Blue Owl Technology Credit Advisors II LLC and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-113628), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1)the Registrant;
(2)the Transfer Agent;
(3)the Custodian;
(4)the Investment Adviser; and
(5)the Administrator.
Item 33. Management Services
Not Applicable.
Item 34. Undertakings
We hereby undertake:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;
(6)that, for purpose of determining any liability under the Securities Act:
(i)the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(ii)each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and
(7)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 1st day of July, 2024

BLUE OWL TECHNOLOGY INCOME CORP.

By:	/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Operating Officer and Chief Financial Officer

Name	Title

*
Craig W. Packer	Chief Executive Officer, President and Director

*
Edward D’Alelio	Chairman of the Board, Director

*
Melissa Weiler	Director

*
Christopher M. Temple	Director

*
Eric Kaye	Director

*
Victor Woolridge	Director

/s/ Bryan Cole
Bryan Cole	Chief Operating Officer and Chief Financial Officer

*
Matthew Swatt	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer

*
Shari Withem	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer

*
Jennifer McMillon	Co-Treasurer, Co-Controller, and Co-Chief Accounting Officer
__________________
*Signed by Bryan Cole pursuant to powers of attorney signed by each individual and filed with this Registration Statement on October 6, 2021, January 7, 2022 and January 13, 2023.